Ex- 3(ii)

Amendment to the By-
Laws of
Aberdeen Latin America Equity Fund, Inc.

Pursuant to Article 7.1 of the Second Amended and Restated By-Laws (the “By-Laws”) of Aberdeen Latin America Equity Fund, Inc. (formerly The Latin America Equity Fund, Inc.) (the “Company”), Article 2.6 of the By-Laws is hereby amended and restated in its entirety as follows:

Article 2.6. Quorum. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall be requisite and shall constitute a quorum at all meetings of the Stockholders for the transaction of business except as otherwise provided by statute, by the Articles of Incorporation or by these Bylaws.  If a quorum shall not be present or represented, (a)  the chairman of the meeting  or (b) the Stockholders entitled to vote thereat, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, to a date not more than 120 days after the original record date, until a quorum shall be present or represented. At such adjourned meeting, at which a quorum shall be present or represented, any business which might have been transacted at the original meeting may be transacted.

January 15, 2017